UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE
8-1-04

For the month of August, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

04040352

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the six months ended June 30, 2004.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT JUNE 30, 2004 AND 2003

(Thousands of Pesos)

CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**896,663,236**	**100**	**812,885,583**	**100**
2	**CURRENT ASSETS**	**197,087,698**	**22**	**138,135,263**	**17**
3	CASH AND SHORT-TERM INVESTMENTS	94,161,608	11	52,254,334	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	37,788,949	4	35,529,977	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	32,967,502	4	25,311,504	3
6	INVENTORIES	32,169,639	4	25,039,448	3
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**24,648,348**	**3**	**9,790,840**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,521,054	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	21,596,902	2	8,507,393	1
11	OTHER INVESTMENTS	1,530,392	0	1,283,447	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**549,787,186**	**61**	**536,580,377**	**66**
13	PROPERTY	305,732,692	34	254,781,878	31
14	MACHINERY AND INDUSTRIAL	593,272,900	66	542,990,508	67
15	OTHER EQUIPMENT	37,854,379	4	34,216,563	4
16	ACCUMULATED DEPRECIATION	481,210,771	54	455,326,537	56
17	CONSTRUCTION IN PROCESS	94,137,986	10	159,917,965	20
18	**DEFERRED ASSETS (NET)**	**3,960,198**	**0**	**6,844,514**	**1**
19	**OTHER ASSETS**	**121,179,806**	**14**	**121,534,589**	**15**
20	**TOTAL LIABILITIES**	**878,556,149**	**100**	**709,292,491**	**100**
21	**CURRENT LIABILITIES**	**139,921,728**	**16**	**103,772,375**	**15**
22	SUPPLIERS	25,105,992	3	21,098,627	3
23	BANK LOANS	36,888,848	4	35,734,788	5
24	STOCK MARKET LOANS	22,140,688	3	9,802,857	1
25	TAXES TO BE PAID	44,877,548	5	25,561,651	4
26	OTHER CURRENT LIABILITIES	10,908,652	1	11,574,452	2
27	**LONG - TERM LIABILITIES**	**402,119,941**	**46**	**310,165,868**	**44**
28	BANK LOANS	169,042,855	19	153,534,152	22
29	STOCK MARKET LOANS	233,077,086	27	156,631,716	22
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**2,572,189**	**0**	**691,867**	**0**
32	**OTHER LIABILITIES**	**333,942,291**	**38**	**294,662,381**	**42**
33	**CONSOLIDATED EQUITY**	**18,107,087**	**100**	**103,593,092**	**100**
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**18,107,087**	**100**	**103,593,092**	**100**
36	**CONTRIBUTED EQUITY**	**83,915,237**	**463**	**83,915,237**	**81**
37	PAID-IN CAPITAL STOCK (NOMINAL)	83,915,237	463	83,915,237	81
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**-65,808,150**	**-363**	**19,677,855**	**19**
42	RETAINED EARNINGS AND CAPITAL RESERVE	-178,887,664	-988	-109,738,811	-106
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	132,944,490	734	133,508,619	129
45	**NET INCOME FOR THE YEAR**	**-19,864,976**	**-110**	**-4,091,953**	**-4**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**94,161,608**	**100**	**52,254,334**	**100**
46	CASH	20,033,598	21	17,405,144	33
47	SHORT-TERM INVESTMENTS	74,128,010	79	34,849,190	67
18	**DEFERRED ASSETS (NET)**	**3,960,198**	**100**	**6,844,514**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	3,960,198	100	6,844,514	100
21	**CURRENT LIABILITIES**	**139,921,728**	**100**	**103,772,375**	**100**
52	FOREIGN CURRENCY LIABILITIES	55,424,334	40	40,829,300	39
53	MEXICAN PESOS LIABILITIES	84,497,394	60	62,943,075	61
24	**STOCK MARKET LOANS**	**22,140,688**	**100**	**9,802,857**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	22,140,688	100	9,802,857	100
26	**OTHER CURRENT LIABILITIES**	**10,908,652**	**100**	**11,574,452**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	10,908,652	100	11,574,452	100
27	**LONG - TERM LIABILITIES**	**402,119,941**	**100**	**310,165,868**	**100**
59	FOREIGN CURRENCY LIABILITIES	351,947,941	88	304,687,398	98
60	MEXICAN PESOS LIABILITIES	50,172,000	12	5,478,470	2
29	**LONG TERM STOCK MARKET LOANS**	**233,077,086**	**100**	**156,631,716**	**100**
61	BONDS	233,077,086	100	156,631,716	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,572,189**	**100**	**691,867**	**100**
65	NEGATIVE GOODWILL	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	2,572,189	100	691,867	100
32	**OTHER LIABILITIES**	**333,942,291**	**100**	**294,662,381**	**100**
68	RESERVES	330,162,398	99	291,228,085	99
69	OTHERS LIABILITIES	3,779,893	1	3,434,296	1
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**132,944,490**	**100**	**133,508,619**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	132,944,490	100	133,508,619	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	57,165,970	34,362,888
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO JUNE 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**351,541,456**	**100**	**318,588,405**	**100**
2	COST OF SALES	106,211,248	30	105,036,690	33
3	**GROSS INCOME**	**245,330,208**	**70**	**213,551,715**	**67**
4	OPERATING EXPENSES	26,005,866	7	24,468,681	8
5	**OPERATING INCOME**	**219,324,342**	**62**	**189,083,034**	**59**
6	TOTAL FINANCING COST	17,856,895	5	5,774,142	2
7	**INCOME AFTER FINANCING COST**	**201,467,447**	**57**	**183,308,892**	**58**
8	OTHER FINANCIAL OPERATIONS	7,685,809	2	-2,817,021	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**193,781,638**	**55**	**186,125,913**	**58**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	213,646,614	61	190,217,866	60
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-19,864,976**	**-6**	**-4,091,953**	**-1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0		0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**-19,864,976**	**-6**	**-4,091,953**	**-1**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0		0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**-19,864,976**	**-6**	**-4,091,953**	**-1**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0		0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0		0
18	**NET CONSOLIDATED INCOME**	**-19,864,976**	**-6**	**-4,091,953**	**-1**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**-19,864,976**	**-6**	**-4,091,953**	**-1**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO JUNE 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**351,541,456**	**100**	**318,588,405**	**100**
21	DOMESTIC	208,273,083	59	194,342,566	61
22	FOREIGN	143,268,373	41	124,245,839	39
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**17,856,895**	**100**	**5,774,142**	**100**
24	INTEREST PAID	15,962,716	89	9,721,535	168
25	EXCHANGE LOSSES	13,347,580	75	4,137,100	72
26	INTEREST EARNED	6,515,658	36	3,697,005	64
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-4,937,743	-28	-4,387,488	-76
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**7,685,809**	**100**	**-2,817,021**	**100**
29	OTHER NET EXPENSES (INCOME) NET	7,685,809	100	-2,817,021	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**213,646,614**	**100**	**190,217,866**	**100**
32	INCOME TAX	213,646,614	100	190,217,866	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
36	TOTAL SALES	658,381,705		610,792,429	
37	NET INCOME OF THE YEAR	-56,417,386		-22,304,644	
38	NET SALES (**)	658,381,705		610,792,429	
39	OPERATION INCOME (**)	397,808,066		355,114,423	
40	NET INCOME OF MAJORITY INTEREST (**)	-56,417,386		-22,304,644	
41	NET CONSOLIDATED INCOME (**)	-56,417,386		-22,304,644	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM APRIL 1 TO JUNE 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**186,562,624**	**100**	**148,137,687**	**100**
2	COST OF SALES	55,352,133	30	57,376,817	39
3	**GROSS INCOME**	**131,210,491**	**70**	**90,760,870**	**61**
4	OPERATING EXPENSES	13,158,731	7	12,480,052	8
5	**OPERATING INCOME**	**118,051,760**	**63**	**78,280,818**	**53**
6	TOTAL FINANCING COST	14,176,603	8	863,991	1
7	**INCOME AFTER FINANCING COST**	**103,875,157**	**56**	**77,416,827**	**52**
8	OTHER FINANCIAL OPERATIONS	9,908,187	5	1,095,775	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**93,966,970**	**50**	**76,321,052**	**52**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	112,838,485	60	85,333,036	58
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-18,871,515**	**-10**	**-9,011,984**	**-6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**-18,871,515**	**-10**	**-9,011,984**	**-6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**-18,871,515**	**-10**	**-9,011,984**	**-6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**-18,871,515**	**-10**	**-9,011,984**	**-6**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**-18,871,515**	**-10**	**-9,011,984**	**-6**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM APRIL 01 TO JUNE 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**186,562,624**	**100**	**148,137,687**	**100**
21	DOMESTIC	106,457,606	57	93,671,520	63
22	FOREIGN	80,105,018	43	54,466,167	37
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**14,176,603**	**100**	**863,991**	**100**
24	INTEREST PAID	9,661,098	68	2,052,742	238
25	EXCHANGE LOSSES	10,944,592	77	0	0
26	INTEREST EARNED	5,029,423	35	0	0
27	EXCHANGE PROFITS	0	0	568,588	66
28	GAIN DUE TO MONETARY POSITION	-1,399,664	-10	-620,163	-72
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**9,908,187**	**100**	**1,095,775**	**100**
29	OTHER NET EXPENSES (INCOME) NET	9,908,187	100	1,095,775	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**112,838,485**	**100**	**85,333,036**	**100**
32	INCOME TAX	112,838,485	100	85,333,036	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO JUNE 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**-19,864,976**	**-4,091,953**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	42,286,013	46,620,045
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**22,421,037**	**42,528,092**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-9,059,095	-10,929,493
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**13,361,942**	**31,598,599**
6	CASH FLOW FROM EXTERNAL FINANCING	36,749,795	22,692,238
7	CASH FLOW FROM INTERNAL FINANCING	-9,252,966	-9,911,305
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**27,496,829**	**12,780,933**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-21,182,961**	**-38,461,412**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	19,675,810	5,918,120
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	74,485,798	46,336,214
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	94,161,608	52,254,334

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**42,286,013**	**46,620,045**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	19,711,791	20,205,620
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	21,304,300	19,512,045
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	7,799,300	4,086,440
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	-6,529,378	-1,601,960
17	+(-) OTHER ITEMS	0	4,417,900
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-9,059,095**	**-10,929,493**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	556,827	-2,364,944
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-4,261,328	760,868
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-12,443,432	-421,822
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	-8,960,937	-9,812,942
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	16,049,775	909,347
6	**CASH FLOW FROM EXTERNAL FINANCING**	**36,749,795**	**22,692,238**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,408,301	7,012,289
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	50,856,234	58,798,923
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	16,140,202	0
27	(-) BANK FINANCING AMORTIZATION	-28,004,192	-27,228,388
28	(-) STOCK MARKET AMORTIZATION	-2,448,594	0
29	(-) OTHER FINANCING AMORTIZATION	-2,202,156	-15,890,586
7	**CASH FLOW FROM INTERNAL FINANCING**	**-9,252,966**	**-9,911,305**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	922,058	227,156
31	(-) DIVIDENS PAID	-10,175,024	-10,138,461
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-21,182,961**	**-38,461,412**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-21,182,961	-38,461,412
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2004

PETROLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	-5.65	%	-1.28	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	-311.58	%	-21.53	%
3	NET INCOME TO TOTAL ASSETS (**)	-6.29	%	-2.74	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-24.56	%	-41.09	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-24.86	%	-107.22	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.73	times	0.75	times
7	NET SALES TO FIXED ASSETS (**)	1.20	times	1.14	times
8	INVENTORIES ROTATION (**)	7.33	times	10.26	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	17	days	17	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.82	%	1.31	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	97.98	%	87.26	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	48.52	times	6.85	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.37	%	48.71	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	73.14	%	57.80	%
15	OPERATING INCOME TO INTEREST PAID	13.74	times	19.45	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.75	times	0.86	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.41	times	1.33	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.18	times	1.09	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.22	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	67.30	%	50.35	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.38	%	13.35	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-2.58	%	-3.43	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.84	times	3.25	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	133.65	%	177.55	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-33.65	%	-77.55	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

MEXICAN STOCK EXCHANGE

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
8	CARRYNG VALUE PER SHARE	$0	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$	$
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

MANAGEMENT DISCUSSION AND ANALYSIS
ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

August 2, 2004

PEMEX financial results report as of June 30, 2004

PEMEX, Mexico's oil and gas company and the world's 8th largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the six months ending June 30, 2004.

- Total sales increased 10%, compared to the first semester of 2003, reaching Ps. 351.5 billion (US$30.5 billion)[2]
- Crude oil exports averaged 1,838 thousand barrels per day (Mbd), up 3% from the first semester of 2003
- Income before taxes and duties increased 4% from the first semester of 2003, to Ps. 193.8 billion (US$16.8 billion)
- Net income in the first semester of 2004 decreased Ps. 16 billion, from the comparable semester of 2003, resulting in a loss of Ps. 19.9 billion (US$1.7 billion)

Total hydrocarbons production during the first semester of 2004 totalled 4,836 thousand barrels of crude oil equivalent per day, 3% greater than the production achieved during the first semester of 2003:

- Crude oil production increased 2%, totalling 3,402 Mbd
- Natural gas production rose 3% to 4,564 million cubic feet per day (MMcfd)
- Natural gas liquids production increased 8% to 448 Mbd

During the first semester of 2004, gas flaring was 3.7% of total natural gas production

Operating items

[1] According to the *Petroleum Intelligence Weekly* Ranking 2003.
[2] Amounts in US dollars are translated at the June 30, 2004 exchange rate of Ps. 11.5258 per US dollar.

Exploration and production

During the first six months of 2004, crude oil and natural gas production totaled 3,402 Mbd and 4,564 MMcfd, respectively. Heavy crude oil represented 73% of total crude oil production for the period, while non-associated natural gas was 33% of total natural gas production for the period.

During the first semester of 2004, gas flaring was 3.7% of total natural gas production, compared to 5.7% in the first semester of 2003.

During the first semester of 2004, exploration drilling activity rose from 36 to 50 exploration wells, or 39%, compared to the first semester of 2003. Additionally, development drilling activity rose from 222 to 322 development wells, or 45%.

In the second semester of 2004, PEMEX plans to carry-out a second Multiple Services Contracts (MSC) bidding round for works and services necessary for natural gas production in the Burgos basin. In this round, PEMEX will offer four blocks:

1. Pandura - Anáhuac
2. Ricos
3. Pirineo
4. Monclova

The program established by PEMEX for the second round contemplates publishing the bidding packages in August and completing the bidding processes towards the end of the year.

PEMEX expects that the aggregate investment of these four blocks will be US$ 2.8 billion and that the additional production will total 540 MMcfd. With this production, added to that of the first blocks assigned under the MSC scheme, PEMEX estimates natural gas production, under the MSC scheme, to be around 800 MMcfd.

Gas and basic petrochemicals

During the first semester of 2004, dry gas processing averaged 3,121 MMcfd, 3.9% higher than the same period last year. In April, PEMEX accomplished a new record of dry gas processing, reaching 3,195 MMcfd. Gas liquids production averaged 448 Mbd, 8% higher than the observed in the first semester of 2003.

In the first six months of 2004, PEMEX began operations of two modular cryogenic plants at the Burgos gas processing centre, in northern Mexico. PEMEX expects that the operation of these cryogenic plants will allow it to recover the liquid hydrocarbons associated with the natural gas produced in the Burgos basin, and thus, increase the exports of naphthas and decrease the imports of liquefied petroleum gas (LPG).

Refining

During the first semester of the year, operation of the coker plants at the Madero and Cadereyta refineries was stabilised allowing PEMEX to increase heavy crude oil processing, increase production of intermediate distillates and decrease production of residual or heavy products.

Diesel and gasoline production increased 11% and 0.1%, respectively, while fuel oil production declined 11%.

PEMEX's refining margin increased 20%, from US$3.31 per barrel in the first semester of 2003 to US$3.97 per barrel in the first semester of 2004. This is due to:

- Higher prices of refined products
- The enhancement of the value added of PEMEX's processing capacity, resulting from the revamping of its refineries

The number of franchise gas stations rose 12%, from 5,805 as of June 30, 2003, to 6,478 as of June 30, 2004.

Petrochemicals

Total petrochemicals production rose 5%, from 5,011 thousand tons (Mt) in the first semester of 2003, to 5,249 Mt in the first semester of 2004.

In particular, as compared to the first semester of 2003, the production of higher value added petrochemicals, such as ethylene, styrene and ammonia increased 6%, 18% and 17%, respectively.

International trade[3]

In the first semester of 2004, PEMEX's crude oil exports averaged 1,838 Mbd, 3% higher than the registered in the first semester of 2003. Approximately 88% of the total crude oil exports consisted of heavy crude oil (Maya) and the rest of light and extra-light crude oils (Istmo and Olmeca).

79% of the total crude oil exports were allocated to the United States of America, while the remaining 21% were distributed among Europe (9%), the Far East (2%), and to the rest of America (10%).

In general terms, exports to the United States of America have increased from 74% of total exports in early 1995 to 79% in the first semester of 2004; as a result of the favourable trade logistics in the United States of America.

During the first semester of 2004, the weighted average export price of the Mexican crude oil basket was US$28.44 per barrel, compared to US$24.74 per barrel in the first semester of 2003.

Exports of refined products in the first semester of 2004 totalled 169 Mbd, 5% less than the comparable period of 2003. Exports of refined products consisted mainly of naphtha, long residue, diesel and jet fuel. Exports of petrochemicals increased 20%, to 469 Mt.

Imports of refined products in the first semester of 2004 declined 5%, to 285 Mbd, as compared to the same period of 2003. Imports of petrochemicals decreased 68% to 112 Mt.

[3] Source: PMI.

Natural gas imports decreased 4%, to 697 MMcfd, compared to 724 MMcfd in the first semester of 2003.

Financial results as and for the six months ended June 30, 2004

Total sales

Total gross sales (including the special tax on production and services, IEPS) increased 10% in constant pesos, to Ps. 351.5 billion (US$30.5 billion) for the first semester of 2004, as compared to Ps. 318.6 billion in the corresponding period of 2003.

Total gross domestic sales (including IEPS) increased 7%, from the Ps. 194.3 billion during the first semester of 2003 to Ps. 208.3 billion (US$18.1 billion) during the first semester of 2004:

- Gross sales of refined products grew 4%, from Ps. 161.5 billion to Ps. 167.9 billion (US$14.6 billion). Sales of refined products net of IEPS grew 16%, from Ps. 115.6 billion to Ps. 134.4 billion (US$11.7 billion). Refined products sales volume increased 1%, rising from 1,683 Mbd to 1,706 Mbd. The IEPS generated by these sales decreased 27%, from Ps. 45.9 billion to Ps. 33.5 billion (US$2.9 billion)
- Natural gas sales rose 20%, from Ps. 27.2 billion to Ps. 32.6 billion (US$2.8 billion). Natural gas sales volume increased 7%, from 2,552 MMcfd to 2,728 MMcfd. The average realized price of natural gas during the first semester of 2004 was US$6.01 per million of British Thermal Unit
- Petrochemical sales increased 39%, from Ps. 5.6 billion to Ps. 7.8 billion (US$0.7 billion). Petrochemicals sales volume grew 13%, from 1,527 Mt to 1,722 Mt

Export sales totalled Ps. 143.3 billion (US$12.4 billion), 15% higher than the export sales registered in the first semester of 2003 of Ps. 124.2 billion:

- Crude oil export sales increased 15%, from Ps. 111.9 billion to Ps. 128.9 billion (US$11.2 billion). Crude oil export sales volume rose 3%, from 1,793 Mbd to 1,838 Mbd
- Refined products export sales rose 11%, from Ps. 11.5 billion to Ps. 12.8 billion (US$1.1 billion). Refined products export sales volume fell 5%, from 178 Mbd to 169 Mbd
- Petrochemical products export sales increased 88%, from Ps. 0.8 billion to Ps. 1.5 billion (US$0.1 billion). The sales volume of petrochemical products grew 20%, from 391 Mt to 469 Mt

Costs and operating expenses

Costs and operating expenses increased 2% with respect to the first semester of 2003, reaching Ps. 132.2 billion (US$11.5 billion) for the first semester of 2004.

Cost of sales increased 1%, or Ps. 1.2 billion (US$0.1 billion), to Ps. 106.2 billion (US$9.2 billion). The increase is primarily composed of the following changes:

- A Ps. 6.3 billion (US$0.6 billion) increase in conservation and maintenance costs
- A Ps. 2.7 billion (US$0.2 billion) increase in exploration expenses

- A Ps. 1.4 billion (US$0.1 billion) increase in maquila product expenses and purchases of imported products
- A Ps. 1.4 billion (US$0.1 billion) increase in the cost of the reserve for retirement payments, pensions and indemnities
- An offsetting effect of Ps. 5.8 billion (US$0.5 billion) mainly explained by the variation in inventories
- An offsetting effect of Ps. 4.4 billion (US$0.4 billion) due to the elimination of the specific oil-field exploration and depletion reserve, as a consequence of implementing the successful efforts method for the accounting of costs incurred in exploration, acquisition and development of oil and gas reserves
- A Ps. 0.4 billion (US$0.03 billion) decrease in depreciation and amortization expenses

Transportation and distribution expenses increased 6%, from Ps. 8.1 billion in the first semester of 2003 to Ps. 8.6 billion (US$0.7 billion) in the first semester of 2004.

Administrative expenses increased 6%, from Ps. 16.4 billion in the first semester of 2003 to Ps. 17.4 billion (US$1.5 billion) in the first semester of 2004.

The cost of the reserve for retirement payments, pensions and indemnities increased 9%, from Ps. 19.5 billion in the first semester of 2003 to Ps. 21.3 billion (US$1.8 billion) in the first semester of 2004. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses.

Operating Income

Operating income in the first semester of 2004 totalled Ps. 219.3 billion (US$19 billion), 16% higher than the comparable figure for the first semester of 2003 of Ps. 189.1 billion.

Comprehensive financing cost

Comprehensive financing cost increased 209% in the first semester of 2004 as compared to the same period of 2003, from Ps. 5.8 billion to Ps. 17.9 billion (US$1.5 billion).

Net interest expense increased 57%, to Ps. 9.4 billion (US$0.8 billion) in the first semester of 2004, from Ps. 6 billion in the comparable period of 2003.

Interest expense increased Ps. 6.2 billion, while interest income increased Ps. 2.8 billion. The increase in net interest was mostly due to the Ps. 105.4 billion (US$9.1 billion) increase in debt.

Foreign exchange loss totalled Ps. 13.3 billion (US$1.2 billion) in the first semester of 2004 as compared to a foreign exchange loss of Ps. 4.1 billion in the first semester of 2003. This increase of 223% was primarily a consequence of:

- The depreciation of the Mexican peso against the US dollar (10% from June 30, 2003 to June 30, 2004)
- The increase in outstanding debt
- The gradual implementation of the Accounting Bulletin B-10 during 2003, which resulted in foreign exchange loss as of June 30, 2003 not being fully reflected

The monetary gain for the first semester of 2004 was Ps. 4.9 billion (US$0.4 billion), representing a 13% increase over the monetary gain during the first semester of 2003 of Ps. 4.4 billion.

Other expenses (revenues)

During the first half of 2004, other net expenses increased by Ps. 10.5 billion, declining from Ps. 2.8 billion in other revenues during the first six months of 2003, to Ps. 7.7 billion (US$0.7 billion) in other expenses during the corresponding period of 2004.

The increase is mainly due to the recognition of the impairment of the value of fixed assets of Pemex Refinación (Pemex Refining) in accordance with the application of the Accounting Bulletin C-15 "Impairment of fixed assets and their disposal". Although it is expected that the application of this bulletin will also affect results in later periods, the impact is not expected to be greater than that observed during the first half of 2004.

The objective of the Accounting Bulletin C-15 is to show in net income (loss) for the period the difference between the value assigned to an asset and the present value of the expected future cash flows associated with that asset.

Income before taxes and duties

Income before taxes and duties during the first semester of 2004 was Ps. 193.8 billion (US$16.8 billion), 4% higher than the Ps. 186.1 billion observed in the same period of 2003.

Taxes and duties

PEMEX's taxes and duties payment is equivalent to 60.8% of its total sales plus the duty for exploration, gas, refining and petrochemicals infrastructure.

During the first semester of 2004, taxes and duties (including IEPS) increased 12% to Ps. 213.6 billion (US$18.5 billion) from Ps. 190.2 billion for the same period of 2003.

The duty for exploration, gas, refining and petrochemicals infrastructure replaces the prior excess gains duty and is equal to 39.2% of the revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2004, the threshold price is US$20.00 per barrel, compared to US$18.35 per barrel in 2003.

The calculation of this duty is equal to that of the excess gains duty to which PEMEX was subject prior to 2004. PEMEX paid Ps. 12.6 billion (US$1.1 billion) in the first semester of 2004, 41% above the Ps. 8.9 billion paid in the comparable period of 2003.

The Income Law (Ley de Ingresos de la Federación[4]) for the fiscal year 2004 establishes that: "the amount that derives from this duty… will be allocated to the investment in infrastructure in

[4] Fraction XI "Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica", of the Article 7, Chapter II "De las Obligaciones de Petróleos Mexicanos".

exploration, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities perform".

The mechanics for the reimbursement of this duty are in the process of definition. Thus, the potential revenues resulting from this duty are not yet recognized.

Net loss

In the first semester of 2004, PEMEX recorded a net loss of Ps. 19.9 billion (US$1.7 billion), compared to a net loss of Ps. 4.1 billion in the comparable semester of 2003. This Ps. 15.8 billion (US$1.4 billion) increase in net loss is primarily explained by increases in:

- Foreign exchange loss of Ps. 9.2 billion (US$0.8 billion)
- Other expenses of Ps. 10.5 billion (US$0.9 billion)
- Duty for exploration, gas, refining and petrochemicals infrastructure of Ps. 3.6 billion (US$0.3 billion)

EBITDA

EBITDA increased 19% to Ps. 197.9 billion (US$17.2 billion) in the first semester of 2004 from Ps. 166.3 in the first semester of 2003.

Total assets

As of June 30, 2004, total assets were Ps. 896.7 billion (US$77.8 billion), representing a 10% increase with respect to total assets as of June 30, 2003.

- Current assets increased 43%, or Ps. 59 billion, reflecting higher levels of cash
- Fixed assets increased 2%, or Ps. 13.2 billion, reflecting new investments
- Other assets increased 8%, or Ps. 11.6 billion, mainly as a result of PEMEX's shareholdings in Repsol YPF, S.A.

Total liabilities

Total liabilities increased 24%, to Ps. 878.6 billion (US$76.2 billion), with respect to June 30, 2003.

- Short-term liabilities increased 35%, to Ps. 139.9 billion (US$12.1 billion), principally as a result of the increase in taxes payable and short-term documented debt
- Long-term liabilities increased 22%, to Ps. 738.6 billion (US$64.1 billion), due to the increase of long-term documented debt

As a result of the application of the Accounting Bulletin C-9, the reserve for dismantlement and abandonment activities, sundry creditors and others was reclassified from fixed assets to other non-current liabilities at year end 2003.

Total debt is discussed in greater length below under "Financing Activities".

The reserve for retirement payments, pensions and seniority premiums increased 8%, from Ps. 288.3 billion as of June 30, 2003 to Ps. 310.9 billion (US$27 billion). The increase of Ps. 22.6 billion (US$2 billion) resulted from:

- A Ps. 14.1 billion (US$1.2 billion) increase due to the annual increase of covered employees, seniority, salaries, pensions and other post-retirement benefits
- A Ps. 8.9 billion (US$0.8 billion) increase due to changes in actuarial assumptions
- A Ps. 5.1 billion (US$0.4 billion) increase due to a decrease of one year in the funding period
- An offsetting effect of Ps. 5.5 billion (US$0.5 billion) from an increase in the funding of the pension plan assets

Equity

As of June 30, 2004, PEMEX's equity declined 83%, or Ps. 85.5 billion, from Ps. 103.6 billion as of June 30, 2003 to Ps 18.1 billion (US$1.6 billion). This reduction is primarily explained by an increase of the accumulated net losses of Ps. 66.5 billion (US$5.8 billion) that, among others, include the payment of the minimum guaranteed dividends of Ps. 10 billion in June 2004.

Statement of changes in financial position

The funds provided by operating activities from January 1 to June 30 2004 totalled Ps. 12.1 billion (US$1 billion); this represents a decrease of 58% as compared to the funds provided in the same period of 2003. The Ps. 17 billion (US$1.5 billion) decline is principally attributable to the following variations:

- An increase of net loss of Ps 15.8 billion (US$1.4 billion)
- A decrease in non-cash items which adjust net loss of Ps. 3.1 billion (US$0.3 billion)
- An increase in working capital of Ps. 1.9 billion (US$0.2 billion)

The funds provided by financing activities from January 1 to June 30 2004 were Ps. 28.8 billion (US$2.5 billion), represents an increase of 88% with respect to funds provided in the same period of 2003.

The funds used in investing activities from January 1 to June 30, 2004 was Ps. 21.2 billion (US$1.8 billion), 45% less than the funds used in investing activities in the same period of 2003.

The resulting cash position from January 1 to June 30, 2004 was Ps. 94.2 billion (US$8.2 billion), 80% higher than the Ps. 52.3 billion in the same period of 2003.

Free cash flow is a non-GAAP measure and represents funds provided from operating activities minus funds used in investing activities.

Free cash flow for the first six months of the year was Ps. (9.1) billion (US$(0.8) billion), as the funds provided from operating activities were less than the funds used in investing activities, Ps. 12.1 billion and Ps. 21.2 billion, respectively. From January 1 to June 30, 2003, free cash flow was Ps. (9.3) billion for similar reasons.

Financing activities

Financing needs

In 2004, PEMEX's financing program contemplates between US$7 and US$8 billion. As of August 2, 2004, US$5.6 billion have been raised:

- US$2.5 billion in foreign capital markets. This amount includes 6.375% EUR 850 million bonds due 2016 that PEMEX expects to issue on August 5, 2004 and excludes the US$1.4 billion of 4.5% guaranteed exchangeable bonds for shares of Repsol YPF, S.A due 2011
- US$2.3 billion in the Mexican capital market
- US$0.5 billion from export credit agencies (ECA's)
- US$0.3 billion in bank loans

Capital markets

On June 30, 2004, Petróleos Mexicanos obtained a syndicated revolving credit facility that will be used to fund working capital needs. The facility is divided in two tranches:

- US$600 million maturing on December 31, 2007 and paying a spread over the corresponding Libor rate of 0.55% per year
- US$650 million maturing on June 30, 2009 and paying a spread over the corresponding Libor rate of 0.75% per year

This syndicated revolving credit facility replaced two bankers acceptance credit facilities totaling US$785 million and a commercial paper program of US$445 million.

Petróleos Mexicanos and the Mexican Trust F/163 are in the process of establishing a short term bond program of Ps.10 billion, which will also be used to fund working capital needs. Under this program, either Petróleos Mexicanos or the F/163 may issue bonds having maturities of less than 360 days.

During the first semester of 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, issued US$1.5 billion of floating rate instruments due 2010.

During the second quarter of 2004, the F/163 did not make any issuance. The following recaps the issuances done since October 2003:

On January 30, 2004, the F/163 reopened its peso bond issuances of October 24, 2003, and placed the following additional amounts:

- Ps. 4 billion of floating rate instruments due 2007
- Ps. 5 billion of floating rate instruments due 2009
- Ps. 2.5 billion of 8.38% instruments due 2010

In addition, as part of the increase in the peso bond program, on March 26, 2004, the F/163 reopened, for second time, its October 2003 issuances and placed the following amounts:

- Ps. 6 billion of floating rate instruments due 2007
- Ps. 6 billion of floating rate instruments due 2009
- Ps. 2.7 billion of 8.38% instruments due 2010

Considering the first peso bond issuance on October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issuances totals Ps. 32.7 billion, distributed as follows:

- Ps. 13 billion of floating rate instruments due 2007
- Ps. 13.5 billion of floating rate instruments due 2009
- Ps. 6.2 billion of 8.38% instruments due 2010

On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxemburg, issued US$1.37 billion of 4.5% guaranteed exchangeable bonds due 2011.

These bonds are guaranteed by PEMEX and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Total debt

As of June 30, 2004, total consolidated debt including accrued interest was Ps. 461.1 billion (US$40.1 billion). This figure represents an increase of 30%, or Ps.105.4 billion, compared to the figure recorded on June 30, 2003. Total debt includes:

- Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Trust F/163 and RepConLux, S.A.
- Notes payable to contractors
- Sale of future accounts receivable

The net debt, or the difference between debt and cash equivalents, increased Ps. 63.5 billion, from Ps. 303.4 billion as of June 30, 2003 to Ps. 367 billion (US$ 31.8 billion) as of June 30, 2004.

Total debt with a remaining maturity of less than twelve months was Ps. 59 billion (US$5.1 billion) as of June 30, 2004, including:

- Ps. 56.9 billion (US$4.9 billion) in documented debt
- Ps. 2.1 billion (US$0.2 billion) in notes payable to contractors

As of June 30, 2003, the corresponding amounts were Ps. 43.8 billion and Ps. 1.7 billion, respectively. Total short-term debt was Ps. 45.5 billion.

Total long-term debt as of June 30, 2004 was Ps. 402.1 billion (US$34.9 billion). This figure includes:

- Ps. 350.9 billion (US$30.4 billion) in documented debt
- Ps. 12.4 billion (US$1.1 billion) in notes payable to contractors
- Ps. 38.7 billion (US$3.4 billion) in sale of future accounts receivable

As of June 30, 2003 these figures were Ps. 252.9 billion, Ps. 13.3 billion and Ps. 44 billion, respectively. Total long-term debt was Ps. 310.2 billion.

The ratio of EBITDA to interest expense (excluding capitalized interest) was 12.4 as of June 30, 2004, compared to 17.1 as of June 30, 2003. Whereas, the ratio of EBITDA to net interest was 20.9 as of June 30, 2004, compared to 27.6 as of June 30, 2003.

PEMEX´s policy is to maintain an adequate balance between fixed and floating rate liabilities, in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2004, approximately 55% of PEMEX's debt and minimum guaranteed dividends exposure bore interest at a fixed rate, versus 45% bearing interest at floating rates.

Other relevant topics

On July 27, 2004 the General Director of Petróleos Mexicanos, Raúl Muñoz Leos, and the General Secretary of the Oil Workers Union, Carlos Romero Deschamps, signed the Wages Revision Agreement 2004-2005, which establishes a 4% wages increase to wages plus benefits since August 1, 2004.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploración y Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the June 30, 2004 exchange rate of Ps. 11.5258 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange

(wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com *or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.*

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos the acquisition power of June 30, 2004 and thousands of dollars)

1. Basis of presentation

The consolidated financial statement of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of June 30, 2004 and 2003 and for the six months periods ended in these dates are not audited. In the Management opinion, all adjustments (mainly consist in recurrent adjustments) that are necessary for a fair presentation in the consolidated financial statements have been included. The interim results of the periods are not necessary an indicative of fuel year.

For the purposes of these non audited interim consolidated financial statements, certain information and revelations that is usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensate or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2003 and 2002.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico, ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants or "MIPA"). Until 2002, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as

issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorize to PEMEX to that starting from 2003 to recognize the inflation effects in accordance with NIF-06 BIS "A" Section C, which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects in the financial information" ("Bulletin B-10") at the end of the year. In fulfillment of the mention rules, as at March, 2003 the financial statements are present under the same bases that 2004.

Since 2004, PEMEX changing the accounting police for the operations register relating with the exploration y drilling wells activities, instead of the applying through the exploration and depletion reserve. Since January 1st, 2004, the dispositions went into effect of the Bulletin C-15 "Impairment of fixed assets of long life and their duration", as issued by de MIPA. As June 30, 2004, PEMEX had recognized impairment in their fixed assets.

3. Accounts, notes receivable and other

As of June 30, 2004 and 2003 the accounts, notes and other are as follows:

	2004	2003
Trade domestic	$ 30,075,387	$ 29,480,888
Trade foreing	9,713,326	8,067,730
Pemex Finance, Ltd	8,355,199	7,902,033
Mexican Government, advance payments on minimum guaranteed dividends	5,152,729	5,249,366
Other accounts receivable	19,459,574	12,160,105
Less:allowance for doubtful accounts	(1,999,764)	(2,018,641)
	$ 70,756,451	$ 60,841,481

4. Inventories

As of June 30, 2004 and 2003 inventories are as follows:

	2004	2003
Crude oil, refined products, derivatives and petrochemical products	$ 29,013,031	$ 21,978,947
Materials and supplies in stock	3,674,343	3,831,278
Materials and products in transit	1,241,553	1,037,630
Less: allowance for slow-moving inventory and obsolescence reserve	(1,759,288)	(1,808,407)
	$ 32,169,639	$ 25,039,448

Properties and equipment

As of June 30, 2004 and 2003 the balance of this concept, net of accumulated depreciation and amortization, are as follows:

	2004	2003
Land	$ 37,195,396	$ 38,661,554
Buildings	14,147,606	14,513,773
Wells and field assets	106,062,859	62,361,029
Plants, furnishings and equipment	240,072,843	236,675,279
Offshore platforms	56,053,254	25,006,826
	$453,531,958	$377,218,461
Fixed assets pending disposition	$ 1,978,293	$ 177,224
Construction spares	138,950	156,219
Construction in progress	94,137,985	159,028,473
	$ 549,787,186	$ 536,580,377

As of June 30, 2004 and 2003, the depreciation of fixed assets and amortization of wells at the end of June 30, 2004 and 2003, recognized in cost and operating expenses, was Ps. 19,711,791 and Ps. 20,205,620, respectively. The accumulated depreciation and amortization as of June 30, 2004 and 2003 was Ps. 481,210,771 and Ps. 455,326,537, respectively.

5. Long-term debt

During the first six months of 2004, were carried out the following financing operations:

Petróleos Mexicanos obtained USD 33,200 from guaranty lines by export credit agencies. During the same period, Master Trust obtained USD 278,200 from guaranty lines by export credit agencies, to financing PIDIREGAS projects.

Additionally, in January 30, 2004, Petróleos Mexicanos, through to the trustee F/163, made the second issue by Ps. 11,500 million, the their certificate BURSATILES program by Ps. 20,000 million, approved by the National Commission Bankers and Securities; the issue was reopen of the first issue and was made in three trenches too: Ps. 4,000 million bears interest at variable rate and is due on 2007; Ps. 5,000 million bears interest at variable rate and is due on 2009 and Ps. 2,500 million bears interest at fixed rate of 8.38% and is due on 2010; as at March 26, 2004, Petróleos Mexicanos, through to the trustee F/163 of their program, approved by the National Commission Bankers and Securities, made a third issue by Ps. 14,672 million: the issue was a reopening of the first issue and was made in three trenches too: Ps. 6,000 million bears interest at variable rate and is due on 2007; Ps. 6,000 million bears interest at variable rate and is due on 2009 and Ps. 2,672 million bears interest at fixed rate of 8.38% and is due on 2010; and as at March 30, 2004, Petróleos Mexicanos, through to the trustee F/163, obtained from Serfín,

S.A. bank, a credit bank in pesos by 4,000 million bears interest at variable rate plus 0.40% and the principal is due from 2005 to 2009.. As at January 26, 2004, RepCon Lux, S.A., a financial vehicle created in Luxemburgo, issue USD 1.37 billion bonds guaranteed interchangeable and is due on 2011. These bonds are guarantee by Pemex and are interchangeable by Repsol YPF, S.A. shares or by cash equivalent with issuer's option.

6. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended June 30, 2004 and 2003, is analyzed as fallows:

	2004	2003
Net loss for the year	$ (19,864,976)	$ (4,091,953)
Effect of restatement in the year - Net	1,567,498	7,160,410
Net increase in specific oil-field exploration and depletion reserve		5,128,935
Comprehensive loss for the year	($18,297,478)	$ 8,197,392

7. Foreign monetary position

As at June 30, 2004 and 2003, the consolidated financial statements of PEMEX includes monetary assets and liabilities as fallows:

As at June 30,2004	Amounts in foreign currency (Thousands) Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	6,888,556	(33,291,152)	(26,402,596)	11.5258	($304,311,042)
Japanese yen		(179,278,039)	(179,278,039)	0.10558	(18,928,175)
Pounds sterling	284	(467,083)	(466,099)	20.89282	(,9752,755)
Swiss francs		(28,973)	(28,973)	9.20082	(266,577)
Dutch guilders					
Euros	1,433,722	(3,709,111)	(2,275,389)	14.01768	(31,895,669)
Net-short position befote foreing-currency hedging					($365,154,218)

As at June 30,2004					
U.S. dollars	6,309,752	(27,114,582)	(20,804,830)	10.4370	$(226,589,510)
Japanese yen		(127,770,224)	(127,770,224)	0.08694	(11,591,756)
Pounds sterling	1,866	(356,924)	(355,058)	17.2221	(6,380,950)
Swiss francs					
Dutch guilders					
Euros	1,740	(1,253,915)	(1,252,175)	11.92219	(15,578,334)
Net-short position befote foreing-currency hedging					($260,140,550)

8. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the even of being resolved in favor of the dismissed personnel, would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protecction of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrocemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement

plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediations as of December 31, 2003 of $1,926,440. At June 30, 2004 the estimation of this amount do not change significative. These liabilities are included in the "Reserve for sundry creditors and others".

c. PEMEX, through its subsidiaries PMI Comercio Internacional, S.A. de C.V. and PMI Norteamérica, S.A. de C.V., has executed several long-term purchase and sale contracts for Maya crude oil with International Marketting with foreing companies.

d. At December 31, 2003, PEMEX is involved in various civil, tax and administrative lawsuits whith a total claim amount of $15,736,143. At December 31, 2003 PEMEX has accrued $1,339,740 , related to these contingencies. At June 30, 2004 the estimation of this amount do not change significative.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 ($913,719). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 ($52,742). In addition, PEMEX will file suit against the supplier for U.S. $4,949 ($57,041), for unsatisfactory work. The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 ($46,103), plus interest accrued since the date the payment was ceased. PEMEX appealed this decision, which appeal is pending resolution.

f. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At June 30, 2004, the value of the nitrogen to be supplied during the term of the contract is approximately $ 20,384,934. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with said contract.

g. The *Comisión Federal de Competencia* ("Federal Competition Commission") handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this claim.

h. At June 30, 2004, PEMEX has entered into contracts with various contractors for an approximate amount of $150,232,487. These contracts are for the development of PIDIREGAS.

i. In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX has made the corresponding accruals related to pending lawsuits in accordance with the circumstances described in this note.

j. PEMEX was sued in a lawsuit filed by Conproca, relating to the non-fulfillment of the terms agreed between the parties involved in *Contrato de Obra Pública Financiada* (Financed Public Construction Contract) and the *Contrato de Obra Pública a Precios Unitarios* (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS. The claim is before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, where PEMEX was summoned to court on September 14, 2001.

The lawsuit seeks payment for U.S. $648,000 for the alleged non-fulfillment of obligations under the aforementioned contracts and agreements between Conproca and PEMEX. The amount claimed by Conproca is for additional contract work, indemnities and expenses incurred not refunded by PEMEX. PEMEX filed a counterclaim against Conproca for the non-fulfillment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200, thus PEMEX has not made an accrual for this concept.

9. Business segment information

PEMEX operates in different activities, since is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without consider the eliminations for the consolidated financial statements effects, as the follows:

	Exploration and Production	Refining	Petrochemical and Gas Basic	Petrochemical	Corporate and Subsidiary Companies
As at June 30,2004					
Trade Income					
External Costumens	$ 107,332,011	$ 152,924,823	$ 58,965,090	$ 8,216,292	$ 173,584,093
Intersegments	143,938,658	7,597,549	24,175,472	2,313,190	9,857,908
Operation Gain (Loss)	189,512,014	26,645,295	6,032,129	(4,326,535)	1,404,578
Net Gain (Loss)	(2,885,970)	(23,019,628)	4,873,407	(5,016,486)	(19,562,683)
Total Assets	652,241,722	242,048,548	90,405,725	34,210,241	880,458,110

As at June 30,2003					
Trade Income					
External Costumens	$ 89,188,752	$ 147,641,681	$ 50,753,122	$ 5,764,360	$ 156,784,315
Intersegments	125,755,339	6,661,657	22,927,323	2,268,589	8,833,457
Operation Gain (Loss	158,635,623	33,115,604	406,792	(5,386,899)	817,971
Net Gain (Loss)	9,155,113	(17,880,979)	3,927,195	(5,679,611)	3,284,549
Total Assets	568,373,706	224,020,437	82,319,319	36,360,148	743,569,531

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER:2 YEAR: 2004

PETROLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	146,166
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,254,065
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	269,116
P.M.I. Holdings B.V.	Holding	40	100.00	79	-609,516
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	1,157,390
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,255,088
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	65,812
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	431,954
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries				134,086	3,970,075
AFFILIATES					
Repsol YPF	Oil & gas company	58,679,799	4.94		14,851,025
Deer Park Refining Limited	Refining company	1	0.00	0	4,718,163
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.80	178,796	135,961
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	753,322
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	867,135
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	84,360
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	9,954
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	18,854
Other Investments		1	0.00	0	158,128
		0	0.00	0	0
Total Investments in Affiliates				695,290	21,596,902
OTHER PERMANENT INVESTMENTS					1,530,392
T O T A L					27,097,369

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

					Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
BANCA SERFIN S.A. (6) (11)	30/03/2009	7.4194	444,444	3,555,556	-	-	-	-	-	-	-	-	-	-	-	-
BANCO BILBAO VIZCAYA-MEXICO,S.A.(BBV) (6) (11)	26/09/2005	7.4194	-	2,500,000	-	-	-	-	-	-	-	-	-	-	-	-
BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11)	07/04/2006	7.4194	-	500,000	-	-	-	-	-	-	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (6) (11)	18/09/2006	7.4194	-	1,000,000	-	-	-	-	-	-	-	-	-	-	-	-
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	18/12/2008	7.4194	555,556	1,944,444	-	-	-	-	-	-	-	-	-	-	-	-
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	23/12/2008	7.4194	-	4,945,000	-	-	-	-	-	-	-	-	-	-	-	-
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.3850	-	2,055,000	-	-	-	-	-	-	-	-	-	-	-	-
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	7.4194	-	1,000,000	-	-	-	-	-	-	-	-	-	-	-	-
NACIONAL FINANCIERA,S.N.C. (6) (11)	21/10/2004	7.4194	2,250,000	-	-	-	-	-	-	-	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8)	14/09/2004	2.1012	-	-	2,305,160	-	-	-	-	-	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8)	15/08/2005	2.1012	-	-	-	-	1,152,580	-	-	-	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8)	19/08/2005	2.1012	-	-	-	-	2,305,160	-	-	-	-	-	-	-	-	-
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (7)	30/06/2018	5.6347	-	-	115,258	115,259	345,774	230,516	230,516	2,189,902	-	-	-	-	-	-
BANCO SANTANDER MEXICANO,S.A. (1) (8)	24/11/2006	2.2070	-	-	-	-	1,440,725	-	-	-	-	-	-	-	-	-
BANCO SANTANDER MEXICANO,S.A. (1) (8)	30/11/2006	2.2070	-	-	-	-	1,440,725	-	-	-	-	-	-	-	-	-
BANCO SANTANDER MEXICANO,S.A. (1) (8)	19/09/2013	2.7769	-	-	57,629	57,629	172,887	115,258	115,258	576,290	-	-	-	-	-	-
BANOBRAS (1) (8)	16/11/2006	2.1370	-	-	96,477	48,387	145,161	-	-	-	-	-	-	-	-	-
BANOBRAS (1) (8)	16/11/2006	2.3173	-	-	1,555	777	2,332	-	-	-	-	-	-	-	-	-
BANOBRAS (1) (8)	28/12/2006	2.1370	-	-	292,346	146,098	438,293	-	-	-	-	-	-	-	-	-
BANCA SERFIN S.A. (1) (8)	28/04/2008	2.2070	-	-	-	1,152,580	1,152,580	1,152,580	1,152,580	-	-	-	-	-	-	-
NACIONAL FINANCIERA,S.N.C. (1) (7)	29/12/2008	5.6347	-	-	-	-	-	-	1,152,580	-	-	-	-	-	-	-
NACIONAL FINANCIERA,S.N.C. (3) (7)	15/12/2009	4.2000	-	-	126,978	126,978	380,935	253,957	253,957	253,957	-	-	-	-	-	-
BANK OF AMERICA (1) (8)	23/12/2006	2.1370	-	-	-	-	-	-	-	-	223,595	112,648	337,945	-	-	-
BANK OF AMERICA (1) (8)	26/12/2006	2.1370	-	-	-	-	-	-	-	-	204,295	102,095	306,285	-	-	-
BANK OF AMERICA (1) (8)	23/12/2006	2.3173	-	-	-	-	-	-	-	-	2,951	1,479	4,438	-	-	-
BANK OF AMERICA (2) (8)	23/12/2006	2.9459	-	-	-	-	-	-	-	-	5,855	2,926	8,779	-	-	-
BANK OF AMERICA (2) (8)	23/12/2006	3.0000	-	-	-	-	-	-	-	-	580	293	878	-	-	-
BANK OF AMERICA (4) (8)	23/12/2006	1.3125	-	-	-	-	-	-	-	-	1,050	525	1,574	-	-	-
CITIBANK N.A. (1) (8)	27/12/2005	2.1012	-	-	-	-	-	-	-	-	1,920,967	-	1,920,967	-	-	-
CITIBANK N.A. (1) (8)	23/12/2006	2.1012	-	-	-	-	-	-	-	-	-	-	15,127,613	-	-	-
CITIBANK N.A. (1) (8)	28/03/2008	2.1012	-	-	-	-	-	-	-	-	-	-	-	2,881,450	2,881,450	-
CITIBANK N.A. (1) (8)	21/12/2004	2.1370	-	-	-	-	-	-	-	-	4,466,248	-	-	-	-	-
DERIVACION DE FONDOS (1) (8)	15/11/2006	2.1370	-	-	-	-	-	-	-	-	108,227	54,302	162,905	-	-	-
DERIVACION DE FONDOS (1) (8)	16/11/2006	2.1370	-	-	-	-	-	-	-	-	289,586	145,378	436,133	-	-	-
DERIVACION DE FONDOS (1) (8)	21/03/2005	2.1370	-	-	-	-	-	-	-	-	730,172	353,820	-	-	-	-
DERIVACION DE FONDOS (1) (8)	26/10/2006	2.1370	-	-	-	-	-	-	-	-	401,719	201,669	605,008	-	-	-
DERIVACION DE FONDOS (2) (8)	16/11/2006	2.9459	-	-	-	-	-	-	-	-	453	227	680	-	-	-
DERIVACION DE FONDOS (2) (8)	21/03/2005	2.9459	-	-	-	-	-	-	-	-	5,179	2,590	-	-	-	-
DERIVACION DE FONDOS (2) (8)	25/10/2006	2.9459	-	-	-	-	-	-	-	-	6,646	3,346	10,037	-	-	-
J.P. MORGAN CHASE (1) (8)	13/10/2004	2.1012	-	-	-	-	-	-	-	-	2,017,015	-	-	-	-	-
J.P. MORGAN CHASE (1) (8)	13/10/2005	2.1012	-	-	-	-	-	-	-	-	-	-	2,881,450	-	-	-
BANCO SANTANDER CENTRAL HISPANO (1) (8)	15/10/2004	2.1012	-	-	-	-	-	-	-	-	2,881,450	-	-	-	-	-
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	2.1012	-	-	-	-	-	-	-	-	-	691,548	691,548	691,548	-	-
BAYERISCHE LANDESBANK GIROZENTRALE (1) (8)	09/09/2004	2.1012	-	-	-	-	-	-	-	-	576,290	-	-	-	-	-
WESTLB AG,LONDON BRANCH (1) (8)	17/05/2007	2.1012	-	-	-	-	-	-	-	-	-	-	-	172,887	-	-
WESTLB AG,LONDON BRANCH (1) (8)	19/08/2006	2.1012	-	-	-	-	-	-	-	-	-	-	172,887	-	-	-
WESTLB AG,LONDON BRANCH (1) (8)	22/05/2006	2.1012	-	-	-	-	-	-	-	-	-	-	115,258	-	-	-
WESTLB AG,LONDON BRANCH (1) (8)	24/08/2005	2.1012	-	-	-	-	-	-	-	-	-	-	115,258	-	-	-
WESTLB AG,LONDON BRANCH (1) (8)	11/12/2006	2.1012	-	-	-	-	-	-	-	-	-	-	172,887	-	-	-
NYNEX CREDIT COMPANY (1) (7)	15/09/2009	7.6056	-	-	-	-	-	-	-	-	25,412	25,412	50,825	25,412	25,412	25,555

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	30/07/2010	7.6056	-	-	-	-	-	-	-	-	10,082	23,524	70,571	36,966	36,966	67,210
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	30/07/2011	7.6056	-	-	-	-	-	-	-	-	-	21,126	34,076	47,026	56,793	227,174
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	07/02/2012	7.6056	-	-	-	-	-	-	-	-	-	35,227	52,840	151,650	129,166	529,405
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2009	7.6056	-	-	-	-	-	-	-	-	-	68,399	150,527	177,513	162,121	40,017
INTEREST PAYABLE			6,762	-	59,915	-	-	-	-	-	161,315	-	-	-	-	-
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.4000	-	-	-	-	-	-	-	-	852,627	907,095	2,876,879	2,138,722	2,322,149	3,861,928
INTEREST PAYABLE - CONPROCA			-	-	-	-	-	-	-	-	119,983	-	-	-	-	-
FSO INC. (1) (7)	30/09/2008	15.0000	-	-	-	-	-	-	-	-	121,427	107,021	355,470	288,389	212,792	-
MINATITLAN			-	-	-	-	384,984	-	-	-	-	-	-	-	-	-
PEMEX FINANCE (1) (7)	15/11/2018	8.0465	-	-	-	-	-	-	-	-	-	-	10,845,298	5,890,223	5,790,575	13,870,819
PEMEX FINANCE (1) (8)	07/04/2014	4.4790	-	-	-	-	-	-	-	-	-	-	195,749	-	-	2,139,527
GUARANTEED BANK LOANS																
NACIONAL FINANCIERA,S.N.C. (3) (7)	20/11/2015	2.9000	-	-	170,145	170,145	510,436	340,291	340,291	2,382,036	-	-	-	-	-	-
EKSPORTFINANS ASA (1) (7)	30/06/2013	5.2384	-	-	-	-	-	-	-	-	120,674	143,596	430,787	283,887	202,799	295,607
ABN AMRO BANK,N.V. (1) (8)	15/12/2013	2.1012	-	-	-	-	-	-	-	-	1,950,913	935,975	2,807,925	1,871,950	1,871,950	5,393,873
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	5.2540	-	-	-	-	-	-	-	-	69,358	69,358	208,073	138,716	138,716	762,935
BANCO SANTANDER CENTRAL HISPANO (1) (8)	12/11/2008	2.1012	-	-	-	-	-	-	-	-	142,863	142,863	354,572	147,416	41,030	-
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	2.7769	-	-	-	-	-	-	-	-	742,420	309,234	927,702	618,468	618,468	2,380,170
BNP PARIBAS (1) (8)	15/03/2014	2.7769	-	-	-	-	-	-	-	-	201,701	201,701	950,622	403,403	403,403	2,218,717
DRESDNER BANK AG (1) (8)	01/06/2012	2.1012	-	-	-	-	-	-	-	-	137,840	137,840	413,520	275,680	275,680	945,443
EXPORT DEVELOPMENT CANADA (1) (8)	28/07/2013	2.1012	-	-	-	-	-	-	-	-	190,325	172,177	506,776	331,443	317,437	787,871
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	5.6900	-	-	-	-	-	-	-	-	6,922	6,922	11,679	-	-	-
HSBC INVESTMENT BANK,PLC (1) (7)	26/09/2011	7.6056	-	-	-	-	-	-	-	-	47,727	47,727	143,180	92,678	76,448	176,666
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	2.7769	-	-	-	-	-	-	-	-	119,686	119,686	359,057	239,371	239,371	813,629
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	7.6056	-	-	-	-	-	-	-	-	14,438	13,966	32,004	-	-	-
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	2.1012	-	-	-	-	-	-	-	-	27,273	27,273	81,820	54,546	54,546	190,913
HSBC INVESTMENT BANK, PLC (1) (8)	06/10/2014	2.1012	-	-	-	-	-	-	-	-	24,486	24,486	78,934	59,924	59,924	226,958
HSBC INVESTMENT BANK, PLC (1) (7)	29/10/2007	5.2540	-	-	-	-	-	-	-	-	48,929	43,047	90,634	24,346	-	-
NATEXIS BANQUE (2) (7)	30/06/2016	2.0000	-	-	-	-	-	-	-	-	371	371	1,113	742	742	4,153
SOCIETE GENERALE (1) (8)	31/07/2009	2.7769	-	-	-	-	-	-	-	-	326,410	328,745	862,877	340,469	212,192	61,866
STANDARD CHARTERED BANK (1) (8)	20/12/2013	2.2070	-	-	-	-	-	-	-	-	806,806	115,258	345,774	230,516	230,516	1,051,499
J.P. MORGAN CHASE (1) (8)	07/03/2012	2.1012	-	-	-	-	-	-	-	-	35,646	35,646	106,937	71,292	71,292	228,167
DEUTSCHE BANK (1) (8)	15/12/2013	2.1012	-	-	-	-	-	-	-	-	13,674	13,674	41,022	27,348	27,348	118,542
TORONTO DOMINION BANK (1) (8)	20/04/2009	2.7769	-	-	-	-	-	-	-	-	34,690	40,430	121,290	80,860	78,823	44,134
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	14/03/2013	2.1012	-	-	-	-	-	-	-	-	256,129	256,129	768,387	512,258	512,258	2,305,160
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	07/06/2011	2.0457	-	-	-	-	-	-	-	-	34,431	34,431	103,292	68,861	68,861	172,127
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	01/06/2012	5.2540	-	-	-	-	-	-	-	-	115,258	115,258	345,774	230,516	230,516	806,806
MIZUHO CORPORATE BANK, LTD (1) (8)	06/07/2006	2.7769	-	-	-	-	-	-	-	-	27,800	27,800	55,439	-	-	-
MIZUHO CORPARATE BANK, LTD (3) (7)	20/05/2010	2.0457	-	-	-	-	-	-	-	-	737,228	737,328	2,211,984	1,474,656	1,474,656	2,211,972
INTEREST PAYABLE					12,748	-	-	-	-	-	247,329	-	-	-	-	-
TOTAL BANK LOANS			3,256,762	17,500,000	3,238,211	1,817,853	9,872,572	2,092,602	3,245,182	5,402,185	21,614,451	6,961,571	50,065,939	20,081,132	18,824,400	41,958,843
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
DEUTSCHE BANK (1) (8)	07/01/2005	2.6400	-	-	-	-	-	-	-	-	-	5,762,900	-	-	-	-
DEUTSCHE BANK (3) (7)	05/12/2023	3.5000	-	-	-	-	-	-	-	-	-	-	-	-	-	3,167,400
DEUTSCHE BANK (1) (7)	15/11/2011	8.0000	-	-	-	-	-	-	-	-	-	-	-	-	-	8,644,350
DEUTSCHE BANK (1) (7)	01/02/2005	6.5000	-	-	-	-	-	-	-	-	-	6,915,480	-	-	-	-
DEUTSCHE BANK (1) (7)	15/12/2014	7.3750	-	-	-	-	-	-	-	-	-	-	-	-	-	20,170,150

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
DEUTSCHE BANK (1) (7)	15/09/2006	9.5000									-	-	5,762,900	-	-	-
DEUTSCHE BANK (1) (7)	02/01/2022	8.6250									-	-	-	-	-	11,525,800
DEUTSCHE BANK (5) (7)	18/12/2013	7.5000	-	-	-	-	-	-	-	-	-	-	-	-	-	8,357,128
DEUTSCHE BANK (2) (7)	02/08/2007	7.7500	-	-	-	-	-	-	-	-	-	-	-	7,008,840	-	-
DEUTSCHE BANK (1) (7)	01/02/2009	7.8750	-	-	-	-	-	-	-	-	-	-	-	-	-	11,525,800
DEUTSCHE BANK (1) (7)	15/08/2008	6.1250	-	-	-	-	-	-	-	-	-	-	-	-	8,644,350	-
DEUTSCHE BANK (1) (7)	30/03/2005	8.3750	-	-	-	-	-	-	-	-	-	4,034,030	-	-	-	-
DEUTSCHE BANK (1) (7)	15/02/2008	8.5000	-	-	-	-	-	-	-	-	-	-	-	-	11,525,800	-
DEUTSCHE BANK (1) (7)	01/12/2023	8.6250	-	-	-	-	-	-	-	-	-	-	-	-	-	2,881,450
DEUTSCHE BANK (1) (7)	15/09/2007	8.8500	-	-	-	-	-	-	-	-	-	-	-	6,915,480	-	-
DEUTSCHE BANK (2) (9)	04/03/2008	9.1045	-	-	-	-	-	-	-	-	-	-	-	-	1,447,906	-
DEUTSCHE BANK (1) (7)	13/10/2010	9.1250	-	-	-	-	-	-	-	-	-	-	-	-	-	11,525,800
DEUTSCHE BANK (1) (7)	30/03/2018	9.2500	-	-	-	-	-	-	-	-	-	-	-	-	-	4,034,030
DEUTSCHE BANK (1) (7)	02/12/2008	9.3750	-	-	-	-	-	-	-	-	-	-	-	-	6,895,195	-
DEUTSCHE BANK (1) (7)	15/09/2027	9.5000	-	-	-	-	-	-	-	-	-	-	-	-	-	4,610,320
J.P. MORGAN CHASE (1) (8)	15/10/2009	2.9200	-	-	-	-	-	-	-	-	-	-	-	-	-	5,762,900
J.P. MORGAN CHASE (1) (8)	15/06/2010	2.8200									-	-	-	-	-	17,288,700
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.2500	-	-	-	-	-	-	-	-	-	-	-	-	-	7,008,840
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.6250	-	-	-	-	-	-	-	-	-	-	-	-	-	10,512,781
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	18/10/2007	6.5600	-	13,000,000	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	08/10/2009	6.7300	-	13,500,000	-	-	-	-	-	-	-	-	-	-	-	-
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (7)	14/10/2010	8.3850	-	6,172,000	-	-	-	-	-	-	-	-	-	-	-	-
LLOYDS TSB (5) (7)	31/03/2006	14.5000	-	-	-	-	-	-	-	-	-	-	1,044,641	-	-	-
CITIBANK N.A. (2) (7)	13/08/2007	7.38	-	-	-	-	-	-	-	-	-	-	-	5,429,646.0	-	-
CITIBANK N.A. (1) (7)	01/06/2007	9.00	-	-	-	-	-	-	-	-	-	-	-	2,881,450.0	-	-
INTEREST PAYABLE			348,440	-	-	-	-	-	-	-	4773065	-	-	-	-	-
REPCON LUX	26/01/2011	4.50	-	-	-	-	-	-	-	-	-	-	-	-	-	15833429
INTEREST PAYABLE - REPCON LUX			-	-	-	-	-	-	-	-	306773	-	-	-	-	-
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			348,440	32,672,000	-	-	-	-	-	-	5,079,838	16,712,410	6,807,541	22,235,416	28,513,251	142,848,878
SUPPLIERS																
SUPPLIERS																
OTHER SUPPLIERS			25,105,992	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			25,105,992	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS				0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER LIABILITIES			10,908,652	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES, OTHER CREDITS			10,908,652	0	0	0	0	0	0	0	0	0	0	0	0	0
GENERAL TOTAL			39,619,846	50,172,000	3,238,211	1,817,853	9,872,572	2,092,602	3,245,182	5,402,185	26,694,289	23,673,981	56,873,480	42,316,548	47,337,651	184,807,721

NOTES:

CURRENCIES	*ACCOUNTING EXCHANGE RATES*	*AMOUNT*
(1) Dollars	11.5258	274,019,821
(2) Euros	14.01768	31,464,451
(3) Japanese Yens	0.10558	17,807,432
(4) Swiss Francs	9.20082	3,148
(5) Sterling Pounds	20.89282	9,401,769
(6) Pesos	1.0000	53,422,000
	Interest Payable	6,036,330
TYPE OF RATE	*FSO*	1,085,099

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more

(7) Fix Rate	REPCON LUX	16,140,202
(8) Libor Rate	Pemex Finance	38,732,191
(9) Floating Rate	Conproca	12,959,400
(10) Discount Rate	TOTAL HOREMSDE	461,071,843
(11) TIIE Rate	TOTAL ANNEX 5	497,164,121
(12) Cetes		
	DIF FROM EXCHANGE VARIATION IN MT	(36,092,278)

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**6,888,556**	**79,396,119**	**1,744,207**	**20,103,381**	**99,499,500**
LIABILITIES POSITION	**33,291,152**	**383,707,160**	**1,381,122**	**80,946,558**	**464,653,718**
SHORT TERM LIABILITIES POSITION	6,263,084	72,187,054	6,659,989	4,184,857	76,371,911
LONG TERM LIABILITIES POSITION	27,028,068	311,520,106	-5,278,867	76,761,701	388,281,807
NET BALANCE	**-26,402,596**	**-304,311,041**	**363,085**	**-60,843,177**	**-365,154,218**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

American Dollars 11.5258
Japanese Yens 0.10558
Sterling Pounds 20.89282
Swiss Francs 9.20082
Euros 14.01768

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	4,937,743
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					4,937,743

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH A SIX-MONTH PERIOD ACCRUED AMOUNT OF 4,937,743. THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0
Crude oil production (tbpd)		3,583	95
Gas Production (mmcfpd)		4,683	97
REFINING		0	0
Atmospheric destillation capacity (tbpd)		1,540	87
Cadereyta		275	81
Madero		190	75
Minatitlán		185	96
Salamanca		245	79
Salina Cruz		330	93
Tula		315	93
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS		0	0
Sweetening Gas plant (mmcfpd)		4,503	76
Cactus		1,960	74
Nuevo Pemex		880	88
Ciudad Pemex		1,290	76
Matapionche		109	73
Poza Rica		230	41
Arenque (Note 1)		34	100
PETROCHEMICALS		0	0
Production Capacity (tt)		6,214	48
Camargo (Note 2)		166	0
Cangrejera		1,593	85
Cosoleacaque		2,474	25
Escolín		168	11
Independencia		143	58
Morelos		1,125	68
Pajaritos		508	19
Tula		38	84
Distribution Facilities		0	0
Petrochemicals (tt)		234	82

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons
Note 1.- Percentage used is 100.9%
Note 2.- Planta out of service

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
FUEL OIL	381		336	14,664,931			
DIESEL	330		296	22,644,858	100.00	Pemex Diesel	Distributors
L.P. GAS	256		330	19,964,846			
MAGNA SIN GASOLINE	409		514	52,342,044	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	44		111	12,695,730	100.00	Pemex Premium	Distributors
JET FUEL	65		57	4,706,627			
OTHER REFINED PRODUCTS	115		63	6,597,826			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	704		399	974,013	76.00	(1)	(5)
ETHANE DERIVATIVES	1,043		432	3,580,032	49.00	(2)	(6)
AROMATICS AND DERIVATIVES	614		261	1,984,173	45.00	(3)	(7)
PROPYLENE AND DERIVATIVES	60		53	1,226,764	17.00	(4)	(8)
OTHER PETROCHEMICAL PRODUCTS	2,828		576	420,943			
DRY GAS	3,121		2,728	32,558,468			
IEPS				33,464,883			
EFFECT B-10				446,945			
T O T A L				**208,273,083**			

OBSERVATIONS:

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

(1) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.
(2) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acetaldehyde, ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.
(3) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes and paraxylenes.
(4) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile and propylene.
(5) UNIVEX, S.A.; MASAGRO S.A. DE C.V.; PRAXAIR MEXICO S.A. DE C.V.;AGROGEN, S.A. DE C.V.; FERTIREY, S.A. DE C.V.; AGROFERMEX INDUSTRIAL DE GUADALAJARA, S.A. DE C.V.
(6) POLIOLES, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; GRUPO CELANESE, S.A.; POLIMERO Y MATERIAS PRIMAS INTERNACIONALES, S.A.DE C.V.; POLIMEROS NACIONALES, S.A. DE C.V.
(7) PETROCEL, S.A.; RESIRENE, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; POLIESTIRENO Y DERIVADOS, S.A. DE C.V.; GRUPO DERMET, S.A. DE C.V.
(8) CELULOSA Y DERIVADOS, S.A. DE C.V.; GRUPO CELANESE, S.A.; DOW QUIMICA MEXICANA, S.A. DE C.V.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)			1,838	107,052,637			
REFINED PRODUCTS			169	10,540,980			
PETROCHEMICAL PRODUCTS			469	1,258,061			
MARGINAL EFFECT				24,103,241			
B-10 EFFECT				313,454			
TOTAL				143,268,373			

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0			0	0	83,915,237
TOTAL			**0**	**0**	**0**	**0**	0	83,915,237

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETROLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC.FERNANDO ELIZONDO BARRAGÁN
ADDRESS:	INSURGENTES SUR 890 COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felizondo@energia.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. RAUL MUÑOZ LEOS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JUAN CARLOS SORIANO ROSAS
ADDRESS:	MARINA NACIONAL 329

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 84 25
FAX:	19 44 93 07
E-MAIL:	jcsoriano@dca.pemex.com
POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JOSÉ CÉSAR NAVA VÁZQUEZ
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 6231
FAX:	5000 6048
E-MAIL:	jcnava@energia.gob.mx
POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	
POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	elevin@dcf.pemex.com
POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. MARTHA AVELAR VILLEGAS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 89 59
FAX:	19 44 94 35
E-MAIL:	mavelar@pemex.com

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, JULY 28TH, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date: August 10, 2004

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.